Exhibit 99.2

MARK E. ANDERSEN, P.E.

RESERVE APPRAISALS, ECONOMIC ANALYSIS, & PROSPECT EVALUATION
1221 Arroyo Grande Drive	fax: (916) 285-5271; tel: (916) 606-4090
Sacramento, CA 95864	e-mail:mandersen.pe@comcast.net

January 31, 2011

Mr. Kulwant Sandher
Chief Financial Officer
Delta Oil and Gas, Inc.

RE:    Estimated Future Reserves and Revenues for Delta's interest in Lario Oil and Gas
          Company's Morrow 1-7 leasehold located in the Lonestar Gas Field as of December 31, 2010

Dear Mr. Sandher:

Attached are my estimates of future recoverable reserves and their valuation for Delta's interest in Lario Oil and Gas Company's Morrow 1-7 leasehold located in the Lonestar Gas Field in Colusa County, California as of December 31, 2010. The purpose of this report is to provide an independent third party estimate of the ultimately recoverable reserves and the net present value of Delta's interest in the referenced leasehold. I understand Delta will include this report in their required Securities and Exchange Commission (SEC) annual filing. The effective date of this report is January 31, 2011.

A cash flow projection is attached (page five) for the proved producing zone in the Morrow 1-7 well which is the only producing well on the leasehold. The working and net revenue interests were furnished by Delta and they are 25.0 percent and 20.0 percent, respectively. These interests can also be found on the bottom center of the well's cash flow sheet. The attached cash flow is for the proved developed producing (PDP) reserves in the well's currently open perforated zone. This well is the only producing well on the leasehold.

The net present before income tax valuation estimate of the PDP reserves as of December 31, 2010 for the specified interest in this well is $448,736 undiscounted, and $423,736 when discounted at ten percent. This estimated value represents gross remaining recoverable natural gas reserves of 640,000 MCF and net PDP reserves to Delta's interest of 128,000 MCF, as of December 31, 2010. Gross operating revenue to Delta's interest is estimated to be $478,720 while total expenses are estimated at $29,984. A summary table of reserves and economics can be found on page three.

Price/Cost Parameters

The well head gas price of $3.74/MCF ($4.15 per MMBTU for the 934 BTU gas from the well less a $0.15/MCF transportation fee surcharge by the gas purchaser) used in this valuation is the average of the 2010 prices as conveyed from personal communications with Lario representatives. Also per this communication, 2010 operating costs were estimated by Lario to be $4,000 per month although these were said to be an estimate as not all receipts for 2010 costs were in Lario's

Delta
Morrow 1-7 Interest
Page Two

Possession at the time this report was completed. Also per Lario, the higher than typical operating costs for a newly completed well with minimal water or natural gas liquids production is the result of efforts ongoing to maximize the production rate. The gas price and operating costs supplied by Lario are held constant for the life of the well. Production severance taxes and ad valorem taxes were also deducted from revenue.

Data Used and Assumptions

The working and net revenue interests were furnished by Delta and they are 25.0 percent and 20.0 percent, respectively. These interests can also be found on the bottom center of the well's cash flow sheet. Production and pressure data for the Morrow 1-7 were furnished by Lario. No additional leasehold geologic or geophysical data was provided by Lario or Delta. Regional well data was obtained through publically available records of the California Division of Oil and Gas (DOG).

No consideration was given to possible changes in operating conditions or actions of government agencies affecting prices. Please see the discussion below regarding the competitive production situation ongoing with this reservoir. Interests were applied as provided by Delta. Discounting is calculated at mid-year, compounded annually, and applied to yearly revenues and expenses. The cost of well abandonment is assumed to be offset by the salvage value of the well's production and downhole equipment. No field inspection of these properties was performed.

Reserve Definitions

Reserve estimates comply with the definitions of the SEC, and the reserves and associated economics herein are not a market valuation of the property nor are they supplied as a loan basis or for other purposes beyond Delta's SEC filing.

The volumes shown in this report represent estimates of proved developed producing recoverable reserves based on the author's experience and interpretation of geologic trends consistent with offset wells or fields producing from similar formations or reservoirs and based on the information available at the time of preparation. These projections were applied against set economic criteria to develop the economic estimates shown in this report. Actual future production, could in fact, be more or less than the estimates herein. Reductions or additions to estimated recoverable reserves could be due to, but not limited to, changes in state or federal regulations, future reservoir damage or stimulation, changes in gas or oil price, changes in lease operating costs, and delays or acceleration of the performance of the production enhancements as presented in this report.

Well History and Reservoir Discussion

The currently producing Forbes Sand (5938-5960 feet measure depth) was perforated in October 2010 and went on line to gas sales on November 12, 2010. An estimated 16 net feet of pay is exhibited in this well bore interval. While the initial production rate has fluctuated due to multiple days with at least some shut-in hours, varying sales pipeline pressure, and several choke or other production equipment adjustments by Lario to maximize the production rate, a decline trend is discernable which is estimated at 60 percent on an annual basis. The decline in flowing tubing pressure is roughly consistent with this trend. Productive Forbes sands in the Northern Sacramento Valley are typically volumetric depletion drive reservoirs.

Delta
Morrow 1-7 Interest
Page Three

Lario and Delta have shared the anecdotal concern the Morrow well may be producing from a Forbes Sand currently being produced in the Royale Goddard 7-1 well approximately 750 feet to the southeast. Initial shut-in pressure for the Morrow well at 3250 psi at the surface (estimated bottom hole pressure of 3675 psi, (no bottom hole pressure measurements were taken) does not itself suggest depletion of this zone at the time Lario completed the Morrow 1-7, however, since this pressure gradient at 0.62 psi/ft is already higher than any productive Forbes zone in the vicinity of this well. The Goddard 7-1 well is currently confidential so no production, pressure, or well history information is publically available from the DOG. Interestingly, Royale has offset their own Goddard well once already, and has permitted another nearby location all essentially since Lario permitted and drilled the Morrow 1-7. This drilling activity does lend credence to the common reservoir anecdote. So too does a cursory examination of potential areal extent of the reservoir. Based solely on the Morrow 1-7 well logs, recoverable gas is estimated at 1020 MCF per acre-foot at a 70 percent recovery factor. Assuming a constant thickness of the pay sand based on the 16 net feet of pay in the Morrow 1-7, the Morrow reservoir covers an estimated 75 acres which can easily extend to the Goddard 7-1 well under a number of reservoir geometry scenarios.

While the first Goddard offset is currently shut-in owing to permitting irregularities at dispute with Colusa County, I will assume for the purposes of this report the reservoir is in a competitive drilling and production situation with a minimum of two offset wells operated by others during 2011 and beyond also capable of recovering proved producing reserves from the Morrow 1-7 reservoir. Consequently, with an initial daily production decline rate of the Morrow 1-7 well estimated at 60 percent with concurrent depletion assumed ongoing from the Goddard well 7-1, gross estimated initial recoverable gas in place for the Morrow well was 1195 MMCF at completion. With at least one additional offset well assumed to be producing from this zone as of March, 1, 2011 thereby accelerating the current depletion trend, this results in estimated total gross recoverable proved producing reserves of 756 MMCF from the Morrow 1-7 well with 640 MMCF remaining as of December 31, 2010 (2010 gross production was 116 MMCF).

There are no additional likely productive zones visible on the Morrow 1-7 well log. I was not provided any geophysical or subsurface geological data by the operator of the Morrow 1-7 well. Nor was I provided any such data by Delta. Consequently, there are no proved non-producing, proved undeveloped, probable, or possible reserves identified in this report.

RESERVE AND ECONOMIC SUMMARY (U.S. $)

PROVED	PDP	PBP	TOTAL
Completions	1	0	1
Net Oil., Bbls	0	0	0
Net Gas, MCF	128,000	0	128,000
Revenue, $	478,720	0	478,720
Operating Expense, $	29,984	0	29,984
Production Taxes, $	5,984	0	5,984
Future Net Income, $	448,736	0	448,736
Future Net Income, $@10%*	423,736	0	423,736
*Discount Rate

Delta
Morrow 1-7 Interest
Page Four

Evaluator

I, Mr. Mark E. Andersen an independent consulting engineer, prepared this evaluation. I am a Registered Professional Engineer (California P.E. #C53890) with over 30 years of oil and gas exploration and production experience, primarily in California's Sacramento-San Joaquin Valley. My experience includes ten years with Texas Oil and Gas (TXO, 1980-1990) in progressively responsible exploration and production positions culminating in being the company's California District reservoir engineer. In this position, I was a major contributor to the risk assessment and economic analysis of the District drilling program as well being responsible for the in- house estimates of proved, probable, and possible reserves. While at TXO, I attended numerous company and industry technical courses on topics including open and cased hole well log interpretation and analysis, oil and gas economic evaluation, and reservoir geology and geophysics.

Since 1991, I have developed, marketed, and sold oil and gas prospects in California's Central Valley. In addition, I perform annual reserve based oil and gas property tax valuations for California operators and file these statutorily required annual proved developed reserve estimates with the appropriate counties. I also perform independent prospect evaluations and reserve based economic analysis.

I am a graduate of California State University, Sacramento with a Bachelor of Science degree in Civil/Mechanical Engineering with additional coursework in geology, and I am a member of the Society of Petroleum Engineers (#1260090)

I have no direct or indirect interest, nor do I expect to receive any such interest, in the oil and gas property reviewed. I was contracted by Delta to provide an independent third party assessment of the property reviewed.

Sincerely,

/s/ Mark E. Anderson
Mark E. Andersen, P.E.

Delta
Morrow 1-7 Interest
Page Five